NEWMARKET GOLD INTERCEPTS HIGH-GRADE VISIBLE GOLD MINERALIZATION FROM
UNDERGROUND DRILLING AT THE HARRIER SOUTH GOLD SYSTEM, FOSTERVILLE GOLD MINE

Vancouver, B.C. – September 14, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce positive drill results from an additional 17 underground holes, totaling 6,376 meters (m) at its Harrier South gold system at the Fosterville Gold Mine (“Fosterville”), State of Victoria, Australia. Underground resource definition drilling has continued to target down-plunge extensions to the Harrier and Osprey gold system to assess the potential of a Harrier Reserve expansion. Recent drill results have returned the highest gold grades ever recorded in the Harrier and Osprey gold system, with several intervals containing significant visible gold mineralization. The results reaffirm increasing grade profiles with depth and suggest a strong potential for significant conversion of Mineral Resources to Mineral Reserves. Success from continued drilling from this area could also provide increased flexibility for the operation, with the potential to maintain independent mining fronts from the current Phoenix/Lower Phoenix mining area. The Harrier South drilling target area is located approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves, directly down plunge from the active Harrier mining area (Figures 1 & 2).

Highlights and Key Drill Intercepts at Harrier South Gold System, Fosterville Gold Mine

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Drilling on the Harrier Base Structure has returned significant high-grade mineralization containing visible gold. Key intercepts include 64.8g/t Au(1) over 4.5m (Estimated True Width “ETW” 4.3m) in hole UDH1734, 46.22g/t(1) Au over 6.80m (ETW 6.59m) in hole UDH1764 and 10.29g/t Au(1) over 7.4m (ETW 7.18m) in hole UDH1829.

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Drilling into the Harrier Splay Structures has returned high-grade results containing visible gold including 11.99g/t(1) Au over 3.85m (ETW 3.82m) in hole UDH1765, and 14.53g/t(1) Au over 2.2m (ETW 2.07m) in hole UDH1680.

•	Drilling on the Osprey Structure has returned significant results including 8.72g/t Au over 3.85m (ETW 3.45m) in hole UDH1806 and 11.03g/t Au over 2.35m (ETW 2.11m) in hole UDH1841.
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New drill results from the Harrier South gold system continue to support an emerging trend of increasing grade profiles at depths below the 4450mRL, comparable to the well documented Lower Phoenix gold grade increase at similar depths.

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The Harrier South gold system has now been defined by drilling over a 425 m strike length across multiple mineralized structures. The Company plans to continue drilling for the remainder of 2016 targeting the expansion of the gold system down plunge of Indicated Mineral Resources to facilitate Mineral Reserve evaluation.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are pleased to report continued positive results from our underground delineation drilling program in the Harrier South gold system at our flagship Fosterville Gold Mine. In addition to our successful advancement of the Phoenix and Lower Phoenix delineation and expansion drilling programs, we have been able to progressively advance additional high potential Mineral Resource targets at Fosterville. The most recent drill results into the Harrier South gold system have delineated a high-grade zone of visible gold mineralization on the Harrier Base structure and reaffirm an increasing grade profile with depth. We intend to continue drilling with two rigs for the remainder of 2016 to further explore for Harrier South Mineral Reserve expansion opportunities”.

Harrier South Delineation Drill Programs

The Company has continued to advance its Harrier South underground delineation programs based on the success of Phase I drilling (News Release dated June 27th2016 ). Drilling continues to test the southern down plunge extensions of the Harrier / Osprey gold system, with 6,376 m of drilling completed in an additional 17 holes. The Harrier South drilling target area is located directly down-plunge from the active Harrier mining area and Mineral Reserves, approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves (Figures 1 & 2).

Progressive drilling and geological modelling of the Harrier South system has confirmed the presence of ten mineralized zones (Osprey, Osprey Link, Osprey Splays, Osprey Hanging Wall, Osprey Base, Harrier, Harrier Splays, Harrier Base, Harrier Hangingwall and Harrier East Dipping) below the 4500mRL, which host significant gold mineralization (Figures 3 & 4). Mineralization has developed along a network of reverse thrust faults that transect east dipping shale and sandstone beds on the eastern limb of an anticline axis, which is positioned footwall to the Fosterville Fault. Harrier / Osprey mineralization primarily consists of disseminated arsenopyrite and pyrite, although recently significant intercepts of visible gold have been encountered at depth.

Harrier Structures

Significant gold mineralization containing visible gold associated with the Harrier Base and Harrier Splay structures has been identified in delineation drilling.

Drill results returned on the Harrier Base structure contain significant high-grade intercepts including 64.8g/t Au(1) over 4.5m (ETW 4.3m) in hole UDH1734, 46.22g/t Au(1) over 6.8m (ETW 6.59m) in hole UDH1764 and 10.29g/t Au(1) over 7.4m (ETW 7.18m) in hole UDH1829 (Figure 5). The Harrier Base structure exhibits the greatest offset of all of the gold-bearing reverse faults in the Harrier South system. The Harrier Base structure is typically high grade and narrow in width above the 4350mRL but this zone increases in width at depth as defined through recent drill results. Within a zone between 4800mN and 4900mN and 4300mRL to 4350mRL there is now a total of 6 drill hole intercepts into Harrier Base, with three of those intercepts containing visible gold and all intercepts returning grade-thickness mineralization greater than 30 gram meters. Recent high-grade results have been recorded at the deepest drilling completed to date and continue to support an increasing grade trend down-plunge at depth.

In addition to the Harrier Base mineralization, strong drill results have also been returned on Harrier Splay structures, which includes significant visible gold-bearing intercepts of 11.99g/t (1) Au over 3.85m (ETW 3.82m) in hole UDH1765 and 14.53g/t (1) Au over 2.2m (ETW 2.07m) in hole UDH1680 (Figure 6). Harrier Splay structures are interpreted as a series of moderately westerly dipping mineralized shorter range structures that are footwall to the Harrier Hangingwall Structure and hangingwall to the Harrier Base Structure. The UDH1765 drill intercept is positioned immediately hangingwall to the strong results returned on the Harrier Base structure at approximately the 4300mRL. The UDH1680 intercept is positioned immediately footwall to the Harrier Hangingwall Structure at approximately the 4450mRL. Both intercepts contain visible gold. Drilling will continue to further define the scale and continuity of these structures. It is anticipated that some of these mineralized structures will be amenable to mining given the tenor outlined to date and their close proximity to larger scale mineralized faults.

Osprey Structures

Recent definition drilling into the Osprey mineralized structures continues to reaffirm continuity of geological structure. The most significant recent intercepts include 8.72g/t Au over 3.85m (ETW 3.45m) in hole UDH1806 and 11.03g/t Au over 2.35m (ETW 2.11m) in hole UDH1841 on the Osprey structure, 7.55g/t Au over 2.1m (ETW 2.06m) in hole UDH1673 and 8.27g/t Au over 1.6m (ETW1.59m) in hole UDH1730A on the Osprey Hangingwall structure and 8.54g/t Au over 1.65m (ETW 1.58m) in hole UDH1765 on the Osprey Link structure (Figure 7 & 8).

A number of intermediate lower grade and narrower width drill intercepts have demonstrated the variable nature of mineralization along the Osprey structures. However, the strength of localized high–grade and width concentrations of mineralization provides encouragement for future reserve conversion in this zone.

To view a PDF of the tables and figures as referenced in this press release please go to the following link:

Link to Tables 1- 2

Link to Figures 1-8

Qualified Person

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.

President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.